UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K 7-23-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUL 24 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, July 23, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, _____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The
Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

WFMBS-0308Z

WFMBS-0308Z Class A5 (F)   Floater Pac Not Avail   <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 1.520 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.0000 @ 7.6000 Floor 0.4000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A5 (F)

Price	100% PSA 1.1200%	300% PSA 1.1200%	500% PSA 1.1200%	prepay losses 1M_LIB
99:20	1.61	1.63	1.65	Yield
	4.20	3.73	3.02	Duration
99:24	1.58	1.59	1.61	Yield
	4.20	3.73	3.02	Duration
99:28	1.55	1.56	1.57	Yield
	4.20	3.74	3.02	Duration
100: 0	1.52	1.52	1.52	Yield
	4.20	3.74	3.02	Duration
100: 4	1.50	1.49	1.48	Yield
	4.21	3.74	3.03	Duration
100: 8	1.47	1.46	1.44	Yield
	4.21	3.74	3.03	Duration
100:12	1.44	1.42	1.40	Yield
	4.21	3.75	3.03	Duration

WFMBS-0308Z

WFMBS-0308Z Class A9 (L) SENIOR/NAS/AAA <P>

Orig Bal 43,622,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A9 (L)

Price	100% PSA	300% PSA	500% PSA	prepay losses
98:15	4.70	4.71	4.73	Yield
	8.04	7.35	6.61	Duration
98:19	4.68	4.69	4.71	Yield
	8.04	7.35	6.61	Duration
98:23	4.66	4.68	4.69	Yield
	8.05	7.36	6.62	Duration
98:27	4.65	4.66	4.67	Yield
	8.05	7.36	6.62	Duration
98:31	4.63	4.64	4.65	Yield
	8.05	7.36	6.62	Duration
99: 3	4.62	4.62	4.63	Yield
	8.05	7.36	6.62	Duration
99: 7	4.60	4.61	4.62	Yield
	8.06	7.37	6.62	Duration

WFMBS-0308Z

WFMBS-0308Z Class A9 (L) SENIOR/NAS/AAA <P>

Orig Bal 43,622,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A9 (L)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99: 8	4.60	4.60	4.61	Yield
	8.06	7.37	6.63	Duration
99:12	4.58	4.59	4.59	Yield
	8.06	7.37	6.63	Duration
99:16	4.57	4.57	4.57	Yield
	8.06	7.37	6.63	Duration
99:20	4.55	4.55	4.55	Yield
	8.07	7.37	6.63	Duration
99:24	4.54	4.54	4.53	Yield
	8.07	7.38	6.63	Duration
99:28	4.52	4.52	4.52	Yield
	8.07	7.38	6.64	Duration
100: 0	4.51	4.50	4.50	Yield
	8.07	7.38	6.64	Duration

WFMBS-0308Z

WFMBS-0308Z Class A9 (L) SENIOR/NAS/AAA <P>

Orig Bal 43,622,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A9 (L)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99:15	4.57	4.57	4.58	Yield
	8.06	7.37	6.63	Duration
99:19	4.56	4.56	4.56	Yield
	8.07	7.37	6.63	Duration
99:23	4.54	4.54	4.54	Yield
	8.07	7.38	6.63	Duration
99:27	4.52	4.52	4.52	Yield
	8.07	7.38	6.63	Duration
99:31	4.51	4.51	4.50	Yield
	8.07	7.38	6.64	Duration
100: 3	4.49	4.49	4.48	Yield
	8.08	7.38	6.64	Duration
100: 7	4.48	4.47	4.46	Yield
	8.08	7.39	6.64	Duration

WFMBS-0308Z

WFMBS-0308Z Class PO (PO) PRINCIPAL ONLY <P>

Orig Bal 98,818 Fac 1.00000 Coup 0.000 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

DIRECTED CASHFLOW FROM GROUP-DSC

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: PO (PO)

Price	100% PSA	300% PSA	500% PSA	prepay losses
64:20	7.33	11.10	14.82	Yield
	5.32	3.43	2.57	Duration
64:24	7.29	11.04	14.75	Yield
	5.33	3.43	2.57	Duration
64:28	7.26	10.98	14.67	Yield
	5.34	3.44	2.58	Duration
65: 0	7.22	10.93	14.60	Yield
	5.34	3.44	2.58	Duration
65: 4	7.18	10.87	14.52	Yield
	5.35	3.45	2.58	Duration
65: 8	7.15	10.82	14.45	Yield
	5.35	3.45	2.59	Duration
65:12	7.11	10.76	14.38	Yield
	5.36	3.46	2.59	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99: 8+	4.62	4.66	4.69	Yield
	5.32	3.77	2.89	Duration
99:12+	4.60	4.62	4.65	Yield
	5.33	3.77	2.90	Duration
99:16+	4.58	4.59	4.61	Yield
	5.33	3.77	2.90	Duration
99:20+	4.55	4.56	4.56	Yield
	5.34	3.78	2.90	Duration
99:24+	4.53	4.53	4.52	Yield
	5.34	3.78	2.90	Duration
99:28+	4.51	4.49	4.48	Yield
	5.34	3.78	2.91	Duration
100: 0+	4.48	4.46	4.43	Yield
	5.35	3.79	2.91	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:24	4.35	4.27	4.18	Yield
	5.37	3.80	2.92	Duration
100:28	4.32	4.23	4.14	Yield
	5.37	3.81	2.93	Duration
101: 0	4.30	4.20	4.10	Yield
	5.38	3.81	2.93	Duration
101: 4	4.28	4.17	4.06	Yield
	5.38	3.81	2.93	Duration
101: 8	4.26	4.14	4.02	Yield
	5.39	3.82	2.93	Duration
101:12	4.23	4.11	3.97	Yield
	5.39	3.82	2.94	Duration
101:16	4.21	4.07	3.93	Yield
	5.39	3.82	2.94	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:27	4.33	4.24	4.15	Yield
	5.37	3.81	2.93	Duration
100:31	4.31	4.21	4.11	Yield
	5.38	3.81	2.93	Duration
101: 3	4.28	4.18	4.07	Yield
	5.38	3.81	2.93	Duration
101: 7	4.26	4.15	4.03	Yield
	5.38	3.82	2.93	Duration
101:11	4.24	4.11	3.98	Yield
	5.39	3.82	2.94	Duration
101:15	4.22	4.08	3.94	Yield
	5.39	3.82	2.94	Duration
101:19	4.19	4.05	3.90	Yield
	5.40	3.83	2.94	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
101: 8	4.26	4.14	4.02	Yield
	5.39	3.82	2.93	Duration
101:12	4.23	4.11	3.97	Yield
	5.39	3.82	2.94	Duration
101:16	4.21	4.07	3.93	Yield
	5.39	3.82	2.94	Duration
101:20	4.19	4.04	3.89	Yield
	5.40	3.83	2.94	Duration
101:24	4.16	4.01	3.85	Yield
	5.40	3.83	2.94	Duration
101:28	4.14	3.98	3.81	Yield
	5.40	3.83	2.95	Duration
102: 0	4.12	3.95	3.77	Yield
	5.41	3.84	2.95	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 28-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A1 (PT)

Price	75% PSA	100% PSA	125% PSA	prepay losses
100:10+	4.43	4.43	4.42	Yield
	5.64	5.36	5.11	Duration
100:14+	4.41	4.40	4.40	Yield
	5.64	5.37	5.11	Duration
100:18+	4.39	4.38	4.37	Yield
	5.64	5.37	5.12	Duration
100:22+	4.37	4.36	4.35	Yield
	5.65	5.37	5.12	Duration
100:26+	4.34	4.33	4.32	Yield
	5.65	5.38	5.12	Duration
100:30+	4.32	4.31	4.30	Yield
	5.66	5.38	5.13	Duration
101: 2+	4.30	4.29	4.27	Yield
	5.66	5.39	5.13	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:28	4.32	4.23	4.14	Yield
	5.37	3.81	2.93	Duration
101: 0	4.30	4.20	4.10	Yield
	5.38	3.81	2.93	Duration
101: 4	4.28	4.17	4.05	Yield
	5.38	3.81	2.93	Duration
101: 8	4.25	4.13	4.01	Yield
	5.39	3.82	2.93	Duration
101:12	4.23	4.10	3.97	Yield
	5.39	3.82	2.94	Duration
101:16	4.21	4.07	3.93	Yield
	5.39	3.82	2.94	Duration
101:20	4.19	4.04	3.89	Yield
	5.40	3.83	2.94	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:31+	4.30	4.20	4.10	Yield
	5.38	3.81	2.93	Duration
101: 3+	4.28	4.17	4.06	Yield
	5.38	3.81	2.93	Duration
101: 7+	4.26	4.14	4.02	Yield
	5.39	3.82	2.93	Duration
101:11+	4.23	4.11	3.97	Yield
	5.39	3.82	2.94	Duration
101:15+	4.21	4.07	3.93	Yield
	5.39	3.82	2.94	Duration
101:19+	4.19	4.04	3.89	Yield
	5.40	3.83	2.94	Duration
101:23+	4.17	4.01	3.85	Yield
	5.40	3.83	2.94	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99:23	4.54	4.54	4.54	Yield
	5.34	3.78	2.90	Duration
99:27	4.52	4.50	4.49	Yield
	5.34	3.78	2.91	Duration
99:31	4.49	4.47	4.45	Yield
	5.35	3.78	2.91	Duration
100: 3	4.47	4.44	4.41	Yield
	5.35	3.79	2.91	Duration
100: 7	4.45	4.41	4.36	Yield
	5.35	3.79	2.91	Duration
100:11	4.42	4.37	4.32	Yield
	5.36	3.79	2.92	Duration
100:15	4.40	4.34	4.28	Yield
	5.36	3.80	2.92	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:16	4.39	4.33	4.27	Yield
	5.36	3.80	2.92	Duration
100:20	4.37	4.30	4.23	Yield
	5.37	3.80	2.92	Duration
100:24	4.35	4.27	4.18	Yield
	5.37	3.80	2.92	Duration
100:28	4.32	4.23	4.14	Yield
	5.37	3.81	2.93	Duration
101: 0	4.30	4.20	4.10	Yield
	5.38	3.81	2.93	Duration
101: 4	4.28	4.17	4.06	Yield
	5.38	3.81	2.93	Duration
101: 8	4.26	4.14	4.02	Yield
	5.39	3.82	2.93	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:16+	4.39	4.33	4.26	Yield
	5.36	3.80	2.92	Duration
100:20+	4.37	4.30	4.22	Yield
	5.37	3.80	2.92	Duration
100:24+	4.34	4.26	4.18	Yield
	5.37	3.80	2.92	Duration
100:28+	4.32	4.23	4.14	Yield
	5.37	3.81	2.93	Duration
101: 0+	4.30	4.20	4.09	Yield
	5.38	3.81	2.93	Duration
101: 4+	4.28	4.17	4.05	Yield
	5.38	3.81	2.93	Duration
101: 8+	4.25	4.13	4.01	Yield
	5.39	3.82	2.93	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:13+	4.41	4.35	4.30	Yield
	5.36	3.80	2.92	Duration
100:17+	4.38	4.32	4.25	Yield
	5.36	3.80	2.92	Duration
100:21+	4.36	4.29	4.21	Yield
	5.37	3.80	2.92	Duration
100:25+	4.34	4.25	4.17	Yield
	5.37	3.81	2.92	Duration
100:29+	4.32	4.22	4.13	Yield
	5.38	3.81	2.93	Duration
101: 1+	4.29	4.19	4.08	Yield
	5.38	3.81	2.93	Duration
101: 5+	4.27	4.16	4.04	Yield
	5.38	3.81	2.93	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:14	4.41	4.35	4.29	Yield
	5.36	3.80	2.92	Duration
100:18	4.38	4.32	4.25	Yield
	5.36	3.80	2.92	Duration
100:22	4.36	4.28	4.21	Yield
	5.37	3.80	2.92	Duration
100:26	4.34	4.25	4.16	Yield
	5.37	3.81	2.92	Duration
100:30	4.31	4.22	4.12	Yield
	5.38	3.81	2.93	Duration
101: 2	4.29	4.19	4.08	Yield
	5.38	3.81	2.93	Duration
101: 6	4.27	4.15	4.04	Yield
	5.38	3.82	2.93	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100: 9+	4.43	4.39	4.34	Yield
	5.36	3.79	2.91	Duration
100:13+	4.41	4.35	4.30	Yield
	5.36	3.80	2.92	Duration
100:17+	4.38	4.32	4.25	Yield
	5.36	3.80	2.92	Duration
100:21+	4.36	4.29	4.21	Yield
	5.37	3.80	2.92	Duration
100:25+	4.34	4.25	4.17	Yield
	5.37	3.81	2.92	Duration
100:29+	4.32	4.22	4.13	Yield
	5.38	3.81	2.93	Duration
101: 1+	4.29	4.19	4.08	Yield
	5.38	3.81	2.93	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT)   SENIOR   <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100: 8	4.44	4.40	4.35	Yield
	5.35	3.79	2.91	Duration
100:12	4.42	4.36	4.31	Yield
	5.36	3.79	2.92	Duration
100:16	4.39	4.33	4.27	Yield
	5.36	3.80	2.92	Duration
100:20	4.37	4.30	4.23	Yield
	5.37	3.80	2.92	Duration
100:24	4.35	4.27	4.18	Yield
	5.37	3.80	2.92	Duration
100:28	4.32	4.23	4.14	Yield
	5.37	3.81	2.93	Duration
101: 0	4.30	4.20	4.10	Yield
	5.38	3.81	2.93	Duration

WFMBS-0308Z

WFMBS-0308Z Class A1 (PT) SENIOR <P>

Orig Bal 409,000,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A1 (PT)

Price	100% PSA	300% PSA	500% PSA	prepay losses
100:19	4.38	4.31	4.24	Yield
	5.37	3.80	2.92	Duration
100:23	4.35	4.28	4.19	Yield
	5.37	3.80	2.92	Duration
100:27	4.33	4.24	4.15	Yield
	5.37	3.81	2.93	Duration
100:31	4.31	4.21	4.11	Yield
	5.38	3.81	2.93	Duration
101: 3	4.28	4.18	4.07	Yield
	5.38	3.81	2.93	Duration
101: 7	4.26	4.15	4.03	Yield
	5.38	3.82	2.93	Duration
101:11	4.24	4.11	3.98	Yield
	5.39	3.82	2.94	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

WFMBS-0308Z

WFMBS-0308Z Class A6 (S)   Inverse Pac Not Avail   <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 6.480 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

-1.0000 x 1-mo LIBOR + 7.6000 Cap 7.6000 @ 0.0000 Floor 0.0000 @ 7.6000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A6 (S)

Price	100% PSA 1.1200%	300% PSA 1.1200%	500% PSA 1.1200%	prepay losses 1M_LIB
10:11	53.66	49.99	45.47	Yield
	1.18	1.17	1.10	Duration
10:15	52.66	48.98	44.39	Yield
	1.20	1.18	1.11	Duration
10:19	51.69	47.99	43.34	Yield
	1.22	1.20	1.12	Duration
10:23	50.74	47.03	42.31	Yield
	1.23	1.22	1.14	Duration
10:27	49.81	46.09	41.30	Yield
	1.25	1.23	1.15	Duration
10:31	48.91	45.18	40.32	Yield
	1.27	1.25	1.16	Duration
11: 3	48.02	44.28	39.36	Yield
	1.28	1.26	1.18	Duration

WFMBS-0308Z

WFMBS-0308Z Class A7 (TA) SENIOR <P>

Orig Bal 79,226,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A7 (TA)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99:14	4.57	4.65	4.71	Yield
	8.53	2.36	1.57	Duration
99:18	4.56	4.60	4.63	Yield
	8.54	2.36	1.57	Duration
99:22	4.54	4.55	4.55	Yield
	8.54	2.36	1.58	Duration
99:26	4.53	4.49	4.47	Yield
	8.54	2.36	1.58	Duration
99:30	4.51	4.44	4.39	Yield
	8.54	2.37	1.58	Duration
100: 2	4.50	4.39	4.31	Yield
	8.55	2.37	1.58	Duration
100: 6	4.49	4.34	4.23	Yield
	8.55	2.37	1.58	Duration

WFMBS-0308Z

WFMBS-0308Z Class A7 (TA) SENIOR <P>

Orig Bal 79,226,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A7 (TA)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99:20	4.55	4.57	4.59	Yield
	8.54	2.36	1.58	Duration
99:24	4.54	4.52	4.51	Yield
	8.54	2.36	1.58	Duration
99:28	4.52	4.47	4.43	Yield
	8.54	2.36	1.58	Duration
100: 0	4.51	4.42	4.35	Yield
	8.55	2.37	1.58	Duration
100: 4	4.49	4.36	4.27	Yield
	8.55	2.37	1.58	Duration
100: 8	4.48	4.31	4.19	Yield
	8.55	2.37	1.58	Duration
100:12	4.46	4.26	4.12	Yield
	8.55	2.37	1.58	Duration

WFMBS-0308Z

WFMBS-0308Z Class A7 (TA) SENIOR <P>

Orig Bal 79,226,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A7 (TA)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99:19	4.55	4.59	4.61	Yield
	8.54	2.36	1.58	Duration
99:23	4.54	4.53	4.53	Yield
	8.54	2.36	1.58	Duration
99:27	4.53	4.48	4.45	Yield
	8.54	2.36	1.58	Duration
99:31	4.51	4.43	4.37	Yield
	8.54	2.37	1.58	Duration
100: 3	4.50	4.38	4.29	Yield
	8.55	2.37	1.58	Duration
100: 7	4.48	4.32	4.21	Yield
	8.55	2.37	1.58	Duration
100:11	4.47	4.27	4.14	Yield
	8.55	2.37	1.58	Duration

WFMBS-0308Z

WFMBS-0308Z Class A2 (Y1) SENIOR Pac Not Avail <P>

Orig Bal 140,000,000 Fac 1.00000 Coup 3.250 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 18-Jul-2003 Tranche: A2 (Y1)

Price	100% PSA	300% PSA	500% PSA	prepay losses
99: 4	3.44	3.46	3.50	Yield
	3.95	3.53	2.89	Duration
99: 8	3.41	3.42	3.46	Yield
	3.96	3.53	2.90	Duration
99:12	3.38	3.39	3.41	Yield
	3.96	3.54	2.90	Duration
99:16	3.34	3.35	3.37	Yield
	3.96	3.54	2.90	Duration
99:20	3.31	3.32	3.33	Yield
	3.96	3.54	2.90	Duration
99:24	3.28	3.28	3.28	Yield
	3.97	3.54	2.90	Duration
99:28	3.25	3.25	3.24	Yield
	3.97	3.55	2.90	Duration

WFMBS-0308Z

WFMBS-0308Z Class A3 (A-3) SENIOR/PAC Pac Not Avail {S&P:AAA Moody:Aaa } <P>

Orig Bal 54,400,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A3 (A-3)

Price	100% PSA	300% PSA	500% PSA	prepay losses
102:13+	3.32	3.16	3.08	Yield
	2.21	1.95	1.85	Duration
102:17+	3.27	3.10	3.02	Yield
	2.21	1.95	1.85	Duration
102:21+	3.21	3.03	2.95	Yield
	2.21	1.95	1.85	Duration
102:25+	3.16	2.97	2.89	Yield
	2.22	1.96	1.85	Duration
102:29+	3.10	2.91	2.82	Yield
	2.22	1.96	1.86	Duration
103: 1+	3.05	2.85	2.76	Yield
	2.22	1.96	1.86	Duration
103: 5+	2.99	2.79	2.69	Yield
	2.22	1.96	1.86	Duration

WFMBS-0308Z

WFMBS-0308Z Class A8 (CB) SENIOR <P>

Orig Bal 14,928,000 Fac 1.00000 Coup 4.500 Mat / / Wac- 0.000(0.000) WAM- / (-22844)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 29-Aug-2003 **Curve Type:** Treas Act **Curve Date:** 21-Jul-2003 Tranche: A8 (CB)

Price	100% PSA	300% PSA	500% PSA	prepay losses
98:24	4.64	4.66	6.07	Yield
	10.27	7.86	0.62	Duration
98:28	4.62	4.65	5.87	Yield
	10.27	7.86	0.62	Duration
99: 0	4.61	4.63	5.66	Yield
	10.27	7.87	0.62	Duration
99: 4	4.60	4.62	5.46	Yield
	10.28	7.87	0.62	Duration
99: 8	4.59	4.60	5.26	Yield
	10.28	7.87	0.62	Duration
99:12	4.57	4.58	5.06	Yield
	10.28	7.87	0.63	Duration
99:16	4.56	4.57	4.86	Yield
	10.29	7.88	0.63	Duration